Amendments of the Amended and Restated By-Laws of
Cooper-Standard Holdings Inc.
The Amended and Restated By-Laws (“By-Laws”) of Cooper-Standard Holdings Inc. (the “Corporation”) are hereby amended as follows:

1.
Article II, Section 2.2 of the By-Laws shall be amended by deleting the reference to “Second Amended and Restated Certificate of Incorporation” and replacing it with “Third Amended and Restated Certification of Incorporation”;

2.	Article II, Section 2.5(d) of the By-Laws shall be deleted in its entirety and is hereby amended to read in full as follows:
(d)    Required Vote.        Subject to the rights of the holders of one or more series of preferred stock of the Corporation (“Preferred Stock”), voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, all matters shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these By-Laws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

3.	The following Sections 3.4, 3.5, and 3.6 are added to Article III:
Section 3.4    Majority Voting. Except as provided in Section 3.5, to be elected a director at any stockholder meeting, a nominee must receive the affirmative vote of a majority of the votes cast with respect to that director’s election at a meeting at which a quorum is present. For purposes of this Section 3.4, a majority of votes cast means that the number of votes “for” a nominee must exceed 50 percent of the votes cast with respect to the election of that nominee with abstentions and broker non-votes, if applicable, not counted as a vote cast “for” or “against” that director’s election.
Section 3.5 Contested Elections. In the event of a “Contested Election”, the nominees for director who receive a plurality of the votes cast at a stockholder meeting at which a quorum is present will be elected. An election of directors will be considered a “Contested Election” if (i) the secretary receives proper notice under Section 3.2 that a stockholder (the “Nominating Stockholder”) intends to make a nomination at such meeting, (ii) the number of nominated individuals including the Nominating Stockholder’s nominees would exceed the number of directors to be elected, and (iii) the notice has not been withdrawn by the 14th day before the date that the Corporation begins mailing its notice of such meeting to stockholders.
Section 3.6 Resignation and Replacement of Unsuccessful Incumbents.
(a)    Before the Board can nominate any incumbent director for reelection to the Board by majority voting under Section 3.4, such person must submit or have submitted an irrevocable resignation that will become effective if (i) that person does not receive a majority of the votes cast, as calculated pursuant to Section 3.4; and (ii) the Board accepts that resignation in accordance with this Section 3.6.

(b)    Within 90 days of receiving the certified vote pertaining to any election of directors by stockholders by majority voting in which an incumbent director failed to receive a majority of the votes cast, the (i) the Governance Committee shall make a recommendation to the Board as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken and (ii) the Board shall consider the recommendation of the Governance Committee and shall act on the resignation of the unsuccessful incumbent. The Governance Committee in making its recommendation and the Board in making its determination may consider any factors they determine appropriate. Unless the Board makes a determination to reject the resignation of the incumbent director, the Board shall not elect or appoint any unsuccessful incumbent to the Board for at least one year after such annual meeting.
(c)    If the Board accepts the resignation of an unsuccessful incumbent pursuant to Section 3.6, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board may fill the resulting vacancy in accordance with Section 5.3 of the Certificate of Incorporation.

Approved by the Board of Directors on January 19, 2017, and effective as of January 19, 2017.